02040450

MANUALLY SIGNED

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

RECEIVED JUN 28 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 164

FORM 11-K

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001 or

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from _______ to _______.

Commission file number... 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AGL Resources Inc.
Leveraged Employee Stock Ownership Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AGL Resources Inc.
817 West Peachtree Street, N.E.
Suit 1000
Atlanta, Georgia 30308

PROCESSED
JUL 09 2002
THOMSON FINANCIAL

REQUIRED INFORMATION

The following financial statements and exhibits for the AGL Resources Inc. Leveraged Employee Stock Ownership Plan are filed herewith as part of this annual report.

(a) Financial Statements:

UNAUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

(b) Supplemental Schedule:

Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2001

Schedules required under the Employment Retirement Income Security Act of 1974 (ERISA), other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN
(Name of Plan)

Date: June 27, 2002

By: [signature]
Elizabeth J. White, Member
Administrative Committee

AGL Resources Inc. Leveraged Employee Stock Ownership Plan

Unaudited Financial Statements (in Liquidation)
as of and for the Years Ended
December 31, 2001 and 2000,
Supplemental Schedule
as of December 31, 2001

15304

AGL RESOURCES INC.
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

	Page
UNAUDITED FINANCIAL STATEMENTS (IN LIQUIDATION) AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:	
Statements of Net Assets Available for Benefits (in Liquidation)	1
Statements of Changes in Net Assets Available for Benefits (in Liquidation)	2
Notes to Financial Statements (in Liquidation)	3
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:	
Schedule of Assets Held for Investment Purposes at End of Year	6

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

AGL RESOURCES INC.
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

UNAUDITED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (IN LIQUIDATION)
DECEMBER 31, 2001 AND 2000

	2001	2000
SHORT-TERM INVESTMENTS	$ 6,609	$ 44,644
INTEREST INCOME RECEIVABLE	14	234
INVESTMENT IN AGL RESOURCES INC. COMMON STOCK	15,492	26,453
ACCRUED DISTRIBUTIONS DUE TO TERMINATION OF PLAN	(22,115)	(71,331)
NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ -

See notes to financial statements.

AGL RESOURCES INC.
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

UNAUDITED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (IN LIQUIDATION) YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
NET ASSETS AVAILABLE FOR BENEFITS -		
Beginning of year	$ -	$ -
ADDITIONS TO (DEDUCTIONS FROM)		
ASSETS ATTRIBUTED TO:		
Dividends on AGL Resources Inc. common stock	890	5,371
Net appreciation (depreciation) in fair value of investments	948	19,974
Interest income	1,134	2,949
Distribution of benefits	(52,188)	(154,157)
Change in accrued distributions due to termination of Plan	49,216	125,863
Net change	-	-
NET ASSETS AVAILABLE FOR BENEFITS -		
End of year	$ -	$ -

See notes to financial statements.

AGL RESOURCES INC.
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

UNAUDITED NOTES TO FINANCIAL STATEMENTS (IN LIQUIDATION) AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. PLAN DESCRIPTION

The following brief description of the AGL Resources Inc. Leveraged Employee Stock Ownership Plan, (the "Plan") is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

The Plan was adopted effective January 1, 1988. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All covered employees aged 21 or older are eligible to participate in the Plan. In January 1988, AGL Resources Inc. (the "Company") purchased 2.0 million shares of common stock at $11.75 per share with the proceeds of a loan secured by the common stock. The Company did not guarantee the repayment of the loan. The loan was repaid from regular cash dividends on the Company's common stock paid to the Plan and from contributions to the Plan, as approved by the Board of Directors. Repayment of the loan was completed on December 31, 1997.

Termination - Effective January 1, 1998, the Plan was amended whereby no additional employees of the Company are eligible to participate in the Plan, and no additional contributions by the Company will be made to the Plan. On April 1, 1998, the Company's Board of Directors approved a Termination Amendment to the Plan which became effective upon receipt of a favorable determination letter from the Internal Revenue Service on April 20, 1999.

The Company terminated the Plan in 1999 and distributed the value of participants' account balances as of June 15, 1999. At the election of the participants, the value of each account was distributed in one of three forms:

- Direct rollover into the Company's Retirement Savings Plus Plan or into another tax-qualified retirement plan;
- Lump sum payment in the form of a certificate for shares of the Company's common stock; or
- Lump sum cash payment based on the market value of the Company's common stock at the close of business on June 14, 1999, which was $18.50 per share.

Differences between amounts accrued at December 31, 1998 and ultimately transferred to participants as distributions in 1999 resulted from net earnings of the Plan through the date of transfer.

During 1999, 868,688 Plan shares were repurchased in cash by the Company from the Plan trustee in a nonbrokered transaction at a purchase price of $18.50 per share and are held by the Company as treasury shares. An additional 236,625 shares were transferred to participants' accounts in the Company's Retirement Savings Plus Plan from the respective participants' accounts in the Plan.

Administration - The Plan is administered by the Plan's Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. The Committee is authorized to employ agents, as they may require, to carry out the provisions of the Plan. Operating expenses of the Plan are paid by the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the liquidation basis of accounting.

Valuation of Investments – Short-term investments are valued at estimated fair value as determined by the trustee based upon the fair value of underlying assets. Current market values of actively traded securities were determined based upon market quotations received by the trustee.

Use of Estimates - The preparation of financial statements, in conformity with generally accepted accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3. INVESTMENTS IN THE COMPANY'S COMMON STOCK

The following represents the fair values of investments that represent 5% or more of the Plan's assets at December 31, 2001 and 2000:

	Shares/Units		Amount	
	2001	2000	2001	2000
AGL Resources Inc. common stock	673	1,199	$ 15,492	$ 26,453
Northern Trust short-term cash investments	6,609	44,644	6,609	44,644

The price of the Company's common stock at December 31, 2001 and 2000 was $23.02 and $22.06, respectively. The price of the Company's common stock at June 26, 2002 was $23.02.

Net appreciation (depreciation) in the fair value of investments for the years ended December 31, 2001 and 2000 were as follows:

	Amount	
	2001	2000
AGL Resources Inc. common stock	$ 948	$ 19,974

4. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31, 2001	December 31, 2000
Net assets available for benefits per the financial statements	$ -	$ -
Accrued distributions due to termination of Plan	22,115	71,331
Net assets available for benefits per Form 5500	$ 22,115	$ 71,331

The following is a reconciliation of accrued distributions due to termination of Plan per the financial statements to Form 5500:

	Year Ended December 31, 2001	Year Ended December 31, 2000
Net change in net assets per financial statements	$ -	$ -
Net change in accrued distributions due to termination of Plan	(49,216)	(125,863)
Net change per Form 5500	$ (49,216)	$ (125,863)

AGL RESOURCES INC.
LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN

UNAUDITED SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR DECEMBER 31, 2001

Party in Interest	Identity of Issuer and Description of Investment	Shares	Current Value
*	AGL Resources Inc.		
	Common Stock, $5.00 par	673	$ 15,492
*	Northern Trust short-term investments	6,609	6,609
	Total		$ 22,101